Exhibit 99.1

The following are excerpts from a transcript of the Westlake Chemical Corporation fourth quarter 2011 financial results conference call held on Tuesday, February 21, 2012, at 10:00 A.M. Central Time.

Dave Hansen – Westlake Chemical Corporation – Senior Vice President, Administration

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As you are probably aware, we have submitted a proposal to Georgia Gulf Corporation to acquire all of its outstanding shares for $35.00 per share. During our prepared remarks, we will briefly comment on the Georgia Gulf proposal. During this conference call, we will not respond to any callers’ questions regarding Georgia Gulf. Please note that our communication today does not constitute an offer to sell or the solicitation of an offer to buy any securities. No tender offer for the shares of Georgia Gulf has been made at this time. If and when a tender offer is made, we will file relevant materials with the SEC.

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Albert Chao – Westlake Chemical Corporation – President and Chief Executive Officer

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Now I’d like to say a few words about our proposal to acquire Georgia Gulf.

In our view, a combination of Georgia Gulf with Westlake – on the terms we have proposed – would provide significant benefits to both companies’ shareholders. Georgia Gulf’s shareholders would receive an immediate and substantial premium. The combined company would have additional scale, an improved cost structure and additional growth opportunities. Together, I believe, we’d be well positioned to meet the industry and economic challenges that will face us over the coming years.

We continue to be interested in good faith negotiations with the Georgia Gulf Board and its management and we are willing to explore whether opportunities exist that would justify increasing our proposal price.

That said, I want to emphasize that we are a disciplined acquirer with extensive industry knowledge, and we know what Georgia Gulf is worth. We continue to believe our proposal is a good one and represents superior value compared to where Georgia Gulf would be trading absent a transaction and on a standalone basis. We have not withdrawn our proposal so far. However, at some point if we do not see a real change in approach from Georgia Gulf’s Board and management, we likely will.

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About Westlake Chemical Corporation

Westlake Chemical Corporation (“Westlake”) is an international manufacturer and supplier of petrochemicals, polymers and building products with headquarters in Houston, Texas. The company’s range of products includes: ethylene, polyethylene, styrene, propylene, caustic, VCM, PVC resin and PVC building products including pipe, windows and fence. For more information visit the company’s website at http://www.westlake.com.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this communication are forward-looking statements that involve certain risks and uncertainties. These risks and uncertainties relate to, among other things, (i) successfully completing the proposed transaction or realize the anticipated benefits of a transaction; (ii) obtaining Georgia Gulf Corporation (“Georgia Gulf”) stockholder, antitrust, and other approvals for the proposed transaction on the terms proposed and in a timely manner; (iii) achieving our expected financial performance following completion of the proposed transaction; and (iv) the risks and uncertainties inherent in the petrochemicals, polymers and building products industries discussed in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this communication, speak only as of the date of this communication (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval. No tender offer for the shares of Georgia Gulf has been made at this time. This communication relates to a potential business combination transaction with Georgia Gulf proposed by Westlake. This communication is not a substitute for any tender offer statement, proxy statement or any other document which Westlake may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Westlake’s Investor Relations Department, Westlake Chemical Corporation, 2801 Post Oak Blvd., Houston, TX 77056, telephone number (713) 960-9111.

Westlake, the directors and executive officers of Westlake, and other persons may be deemed to be participants in any future solicitation of proxies from Georgia Gulf shareholders in respect of the proposed transaction with Georgia Gulf. Information regarding Westlake’s directors and executive officers is available in Westlake’s Annual Report on Form 10-K for the year ended December 31, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future filings relating to the proposed transaction.